Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

February 21, 2007

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases dated February 16 and February 19, 2007 and the accompanying Material Change Forms.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

#82-34714

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Announces Deposit of 30.3 Million bcMetals Shares and Appointment of bcMetals Transition Board of Directors

Vancouver, BC – February 19, 2007 – Imperial Metals Corporation (TSX:III) reports that as of 4:00pm (Vancouver time) on February 16, 2007, approximately 30.3 million common shares and no out-of-the-money securities of bcMetals Corporation had been validly deposited to the offer by Imperial's wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals. The deposited shares represent approximately 68.9% of the outstanding shares of bcMetals Corporation. Together with the approximately 9.3 million shares of bcMetals held prior to today's take up, Imperial will own indirectly approximately 39.6 million shares, representing approximately 90.1% of bcMetals' outstanding shares.

CAT-Gold gave notice to the depositary on February 16, 2007 to take-up and accept for payment all of the shares and out-of-the-money securities deposited pursuant to the offer. CAT-Gold will pay for such shares and out-of-the-money securities on or before February 21, 2007.

In order to enable the remaining bcMetals shareholders to receive prompt payment of the same consideration paid to those bcMetal shareholders who have already tendered, CAT-Gold's offer has been extended until 4:00pm (Vancouver time) on March 5, 2007. The price of CAT-Gold's all-cash offer is $1.70 per common share and $0.02 per out-of-the-money security. A notice of variation and change will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities.

Contemporaneously with the taking up of the bcMetals shares, a new transitional Board of Directors of bcMetals has been appointed, comprised of four directors: Jay Sujir, Brian Kynoch, Pierre Lebel and Larry Moeller. Mr. Sujir is the current Chairman of bcMetals. Mr. Kynoch is the President of Imperial and Messrs. Lebel and Moeller are directors of Imperial.

In connection with the appointment of the new transitional Board, John Fox, David Kotula, Barry Hassen and Ian Smith resigned from the Board of Directors of bcMetals. Mr. Smith also resigned as the President and Chief Executive Officer of bcMetals, and Douglas Brett resigned as Chief Financial Officer of bcMetals.

Mr. Kynoch has been appointed as the new President and Chief Executive Officer of bcMetals.

Both bcMetals and Imperial thank the departing directors and officers for their service to bcMetals and their many contributions to its development and success.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including calling a special meeting of bcMetals' shareholders, to effect a compulsory acquisition or subsequent acquisition transaction that will result in Imperial owning 100% of the bcMetals common shares. Imperial and CAT-Gold intend to vote the bcMetals' common shares held by them in favour of any subsequent acquisition transaction. In accordance with the requirements of Ontario Securities Commission Rule 61-501 and Policy Statement Q-27 of L'Autorité des marchés financiers du Québec, the votes attached to 1,610,825 bcMetals' common shares deposited to the offer by Ian Smith, the former President and Chief Executive Officer of bcMetals, will be excluded in obtaining minority approval for any subsequent acquisition transaction involving bcMetals and Imperial or its affiliates.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

February 19, 2007

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on February 19, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported that as of 4:00pm (Vancouver time) on February 16, 2007, approximately 30.3 million common shares and no out-of-the-money securities of bcMetals Corporation had been validly deposited to the offer by Imperial's wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals. The deposited shares represent approximately 68.9% of the outstanding shares of bcMetals Corporation. Together with the approximately 9.3 million shares of bcMetals held prior to today's take up, Imperial will own indirectly approximately 39.6 million shares, representing approximately 90.1% of bcMetals' outstanding shares.

CAT-Gold gave notice to the depositary on February 16, 2007 to take-up and accept for payment all of the shares and out-of-the-money securities deposited pursuant to the offer. CAT-Gold will pay for such shares and out-of-the-money securities on or before February 21, 2007.

In order to enable the remaining bcMetals shareholders to receive prompt payment of the same consideration paid to those bcMetal shareholders who have already tendered, CAT-Gold's offer has been extended until 4:00pm (Vancouver time) on March 5, 2007. The price of CAT-Gold's all-cash offer is $1.70 per common share and $0.02 per out-of-the-money security. A notice of variation and change will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities.

Contemporaneously with the taking up of the bcMetals shares, a new transitional Board of Directors of bcMetals has been appointed, comprised of four directors: Jay Sujir, Brian Kynoch, Pierre Lebel and Larry Moeller. Mr. Sujir is the current Chairman of bcMetals. Mr. Kynoch is the President of Imperial and Messrs. Lebel and Moeller are directors of Imperial.

In connection with the appointment of the new transitional Board, John Fox, David Kotula, Barry Hassen and Ian Smith resigned from the Board of Directors of bcMetals. Mr. Smith also resigned as the President and Chief Executive Officer of bcMetals, and Douglas Brett resigned as Chief Financial Officer of bcMetals.

Mr. Kynoch has been appointed as the new President and Chief Executive Officer of bcMetals.

Both bcMetals and Imperial thank the departing directors and officers for their service to bcMetals and their many contributions to its development and success.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including calling a special meeting of bcMetals' shareholders, to effect a compulsory acquisition or subsequent acquisition transaction that will result in Imperial owning 100% of the bcMetals common shares. Imperial and CAT-Gold intend to vote the bcMetals' common shares held by them in favour of any subsequent acquisition transaction. In accordance with the requirements of Ontario Securities Commission Rule 61-501 and Policy Statement Q-27 of L'Autorité des marchés financiers du Québec, the votes attached to 1,610,825 bcMetals' common shares deposited to the offer by Ian Smith, the former President and Chief Executive Officer of bcMetals, will be excluded in obtaining minority approval for any subsequent acquisition transaction involving bcMetals and Imperial or its affiliates.

Item 5. Full Description of Material Change

The Issuer reported that as of 4:00pm (Vancouver time) on February 16, 2007, approximately 30.3 million common shares and no out-of-the-money securities of bcMetals Corporation had been validly deposited to the offer by Imperial's wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals. The deposited shares represent approximately 68.9% of the outstanding shares of bcMetals Corporation. Together with the approximately 9.3 million shares of bcMetals held prior to today's take up, Imperial will own indirectly approximately 39.6 million shares, representing approximately 90.1% of bcMetals' outstanding shares.

CAT-Gold gave notice to the depositary on February 16, 2007 to take-up and accept for payment all of the shares and out-of-the-money securities deposited pursuant to the offer. CAT-Gold will pay for such shares and out-of-the-money securities on or before February 21, 2007.

In order to enable the remaining bcMetals shareholders to receive prompt payment of the same consideration paid to those bcMetal shareholders who have already tendered, CAT-Gold's offer has been extended until 4:00pm (Vancouver time) on March 5, 2007. The price of CAT-Gold's all-cash offer is $1.70 per common share and $0.02 per out-of-the-money security. A notice of variation and change will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities.

Contemporaneously with the taking up of the bcMetals shares, a new transitional Board of Directors of bcMetals has been appointed, comprised of four directors: Jay Sujir, Brian Kynoch, Pierre Lebel and Larry Moeller. Mr. Sujir is the current Chairman of bcMetals. Mr. Kynoch is the President of Imperial and Messrs. Lebel and Moeller are directors of Imperial.

In connection with the appointment of the new transitional Board, John Fox, David Kotula, Barry Hassen and Ian Smith resigned from the Board of Directors of bcMetals. Mr. Smith also resigned as the President and Chief Executive Officer of bcMetals, and Douglas Brett resigned as Chief Financial Officer of bcMetals.

Mr. Kynoch has been appointed as the new President and Chief Executive Officer of bcMetals.

Both bcMetals and Imperial thank the departing directors and officers for their service to bcMetals and their many contributions to its development and success.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including calling a special meeting of bcMetals' shareholders, to effect a compulsory acquisition or subsequent acquisition transaction that will result in Imperial owning 100% of the bcMetals common shares. Imperial and CAT-Gold intend to vote the bcMetals' common shares held by them in favour of any subsequent acquisition transaction. In accordance with the requirements of Ontario Securities Commission Rule 61-501 and Policy Statement Q-27 of L'Autorité des marchés financiers du Québec, the votes attached to 1,610,825 bcMetals' common shares deposited to the offer by Ian Smith, the former President and Chief Executive Officer of bcMetals, will be excluded in obtaining minority approval for any subsequent acquisition transaction involving bcMetals and Imperial or its affiliates.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated February 20, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Announces Deposit of 30.3 Million bcMetals Shares and Appointment of bcMetals Transition Board of Directors

Vancouver, BC – February 19, 2007 – Imperial Metals Corporation (TSX:III) reports that as of 4:00pm (Vancouver time) on February 16, 2007, approximately 30.3 million common shares and no out-of-the-money securities of bcMetals Corporation had been validly deposited to the offer by Imperial's wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals. The deposited shares represent approximately 68.9% of the outstanding shares of bcMetals Corporation. Together with the approximately 9.3 million shares of bcMetals held prior to today's take up, Imperial will own indirectly approximately 39.6 million shares, representing approximately 90.1% of bcMetals' outstanding shares.

CAT-Gold gave notice to the depositary on February 16, 2007 to take-up and accept for payment all of the shares and out-of-the-money securities deposited pursuant to the offer. CAT-Gold will pay for such shares and out-of-the-money securities on or before February 21, 2007.

In order to enable the remaining bcMetals shareholders to receive prompt payment of the same consideration paid to those bcMetal shareholders who have already tendered, CAT-Gold's offer has been extended until 4:00pm (Vancouver time) on March 5, 2007. The price of CAT-Gold's all-cash offer is $1.70 per common share and $0.02 per out-of-the-money security. A notice of variation and change will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities.

Contemporaneously with the taking up of the bcMetals shares, a new transitional Board of Directors of bcMetals has been appointed, comprised of four directors: Jay Sujir, Brian Kynoch, Pierre Lebel and Larry Moeller. Mr. Sujir is the current Chairman of bcMetals. Mr. Kynoch is the President of Imperial and Messrs. Lebel and Moeller are directors of Imperial.

In connection with the appointment of the new transitional Board, John Fox, David Kotula, Barry Hassen and Ian Smith resigned from the Board of Directors of bcMetals. Mr. Smith also resigned as the President and Chief Executive Officer of bcMetals, and Douglas Brett resigned as Chief Financial Officer of bcMetals.

Mr. Kynoch has been appointed as the new President and Chief Executive Officer of bcMetals.

Both bcMetals and Imperial thank the departing directors and officers for their service to bcMetals and their many contributions to its development and success.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including calling a special meeting of bcMetals' shareholders, to effect a compulsory acquisition or subsequent acquisition transaction that will result in Imperial owning 100% of the bcMetals common shares. Imperial and CAT-Gold intend to vote the bcMetals' common shares held by them in favour of any subsequent acquisition transaction. In accordance with the requirements of Ontario Securities Commission Rule 61-501 and Policy Statement Q-27 of L'Autorité des marchés financiers du Québec, the votes attached to 1,610,825 bcMetals' common shares deposited to the offer by Ian Smith, the former President and Chief Executive Officer of bcMetals, will be excluded in obtaining minority approval for any subsequent acquisition transaction involving bcMetals and Imperial or its affiliates.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

#82-34714

RECEIVED

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Takes Up bcMetals Shares and Extends its Offer

Vancouver, BC – February 16, 2007 – Imperial Metals Corporation (TSX:III) reports that all of the conditions of the offer by its wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals Corporation have been met.

CAT-Gold has given notice to the depositary to take-up and accept for payment all of the shares and out-of-the-money securities deposited pursuant to the offer. Imperial will announce the number of deposited shares and out-of-the-money securities forthwith. CAT-Gold will pay for such shares and out-of-the-money securities on or before February 21, 2007.

In order to enable the remaining bcMetals shareholders to receive prompt payment of the same consideration paid to those bcMetal shareholders who have already tendered, CAT-Gold's offer has been extended until 4:00 pm (Vancouver time) on March 5, 2007. The price of CAT-Gold's all-cash offer is $1.70 per common share and $0.02 per out-of-the-money security. A notice of variation and change will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities on or about Monday, February 19, 2007.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including if necessary calling a special meeting of bcMetals' shareholders, to effect a compulsory acquisition or subsequent acquisition transaction that will result in Imperial owning 100% of the bcMetals common shares. Imperial and CAT-Gold intend to vote the bcMetals' common shares held by them in favour of any subsequent acquisition transaction. In accordance with the requirements of Ontario Securities Commission Rule 61-501 and Policy Statement Q-27 of L'Autorité des marchés financiers du Québec, the votes attached to 1,610,825 bcMetals' common shares deposited to the offer by Ian Smith, the former President and Chief Executive Officer of bcMetals, will be excluded in obtaining minority approval for any subsequent acquisition transaction involving bcMetals and Imperial or its affiliates.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

February 16, 2007

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on February 16, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported that all of the conditions of the offer by its wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals Corporation have been met.

CAT-Gold has given notice to the depositary to take-up and accept for payment all of the shares and out-of-the-money securities deposited pursuant to the offer. Imperial will announce the number of deposited shares and out-of-the-money securities forthwith. CAT-Gold will pay for such shares and out-of-the-money securities on or before February 21, 2007.

In order to enable the remaining bcMetals shareholders to receive prompt payment of the same consideration paid to those bcMetal shareholders who have already tendered, CAT-Gold's offer has been extended until 4:00 pm (Vancouver time) on March 5, 2007. The price of CAT-Gold's all-cash offer is $1.70 per common share and $0.02 per out-of-the-money security. A notice of variation and change will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities on or about Monday, February 19, 2007.

Item 5. Full Description of Material Change

The Issuer reported that all of the conditions of the offer by its wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals Corporation have been met.

CAT-Gold has given notice to the depositary to take-up and accept for payment all of the shares and out-of-the-money securities deposited pursuant to the offer. Imperial will announce the number of deposited shares and out-of-the-money securities forthwith. CAT-Gold will pay for such shares and out-of-the-money securities on or before February 21, 2007.

In order to enable the remaining bcMetals shareholders to receive prompt payment of the same consideration paid to those bcMetal shareholders who have already tendered, CAT-Gold's offer has been extended until 4:00 pm (Vancouver time) on March 5, 2007. The price of CAT-Gold's all-cash offer is $1.70 per common share and $0.02 per out-of-the-money security. A notice of variation and change will be filed with applicable securities regulatory

authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities on or about Monday, February 19, 2007.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including if necessary calling a special meeting of bcMetals' shareholders, to effect a compulsory acquisition or subsequent acquisition transaction that will result in Imperial owning 100% of the bcMetals common shares. Imperial and CAT-Gold intend to vote the bcMetals' common shares held by them in favour of any subsequent acquisition transaction. In accordance with the requirements of Ontario Securities Commission Rule 61-501 and Policy Statement Q-27 of L'Autorité des marchés financiers du Québec, the votes attached to 1,610,825 bcMetals' common shares deposited to the offer by Ian Smith, the former President and Chief Executive Officer of bcMetals, will be excluded in obtaining minority approval for any subsequent acquisition transaction involving bcMetals and Imperial or its affiliates.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated February 20, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Takes Up bcMetals Shares and Extends its Offer

Vancouver, BC – February 16, 2007 – Imperial Metals Corporation (TSX:III) reports that all of the conditions of the offer by its wholly-owned subsidiary, CAT-Gold Corporation, to acquire all of the shares and out-of-the-money securities of bcMetals Corporation have been met.

CAT-Gold has given notice to the depositary to take-up and accept for payment all of the shares and out-of-the-money securities deposited pursuant to the offer. Imperial will announce the number of deposited shares and out-of-the-money securities forthwith. CAT-Gold will pay for such shares and out-of-the-money securities on or before February 21, 2007.

In order to enable the remaining bcMetals shareholders to receive prompt payment of the same consideration paid to those bcMetal shareholders who have already tendered, CAT-Gold's offer has been extended until 4:00 pm (Vancouver time) on March 5, 2007. The price of CAT-Gold's all-cash offer is $1.70 per common share and $0.02 per out-of-the-money security. A notice of variation and change will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities on or about Monday, February 19, 2007.

As noted in the circular for the CAT-Gold offer, Imperial and CAT-Gold intend to take such actions as are necessary, including if necessary calling a special meeting of bcMetals' shareholders, to effect a compulsory acquisition or subsequent acquisition transaction that will result in Imperial owning 100% of the bcMetals common shares. Imperial and CAT-Gold intend to vote the bcMetals' common shares held by them in favour of any subsequent acquisition transaction. In accordance with the requirements of Ontario Securities Commission Rule 61-501 and Policy Statement Q-27 of L'Autorité des marchés financiers du Québec, the votes attached to 1,610,825 bcMetals' common shares deposited to the offer by Ian Smith, the former President and Chief Executive Officer of bcMetals, will be excluded in obtaining minority approval for any subsequent acquisition transaction involving bcMetals and Imperial or its affiliates.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

END